Exhibit 99.1

ParaZero Receives Follow-On Order for Operational System Protecting High-Value Assets and Critical Infrastructure

DefendAir Pods will support an autonomous Counter-UAS application within an operational protection system

Kfar Saba, Israel, July 21, 2026 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry, today announced that it has received a follow-on order for DefendAir Pods intended for an autonomous Counter-UAS installation within an operational system designed to protect high-value assets and critical infrastructure.

Critical infrastructure, strategic facilities and other high-value assets are increasingly exposed to threats from low-cost drones capable of conducting surveillance, causing disruption and carrying out direct attacks. Protecting these sites requires Counter-UAS systems that can respond rapidly and neutralize threats, particularly in sensitive environments where explosive interception methods may create unacceptable collateral damage and risks to personnel, equipment and surrounding infrastructure – sometimes even more then the threat itself.

ParaZero’s DefendAir technology provides a non-explosive, net-based physical interception capability designed to neutralize hostile drones with precision and control. The modular Net Pod architecture enables integration into autonomous defense applications and can be adapted for fixed, mobile and unmanned protection systems.

“Protecting critical infrastructure and high-value assets requires more than detection or disruption alone. Operators need a dependable physical interception layer capable of responding autonomously and stopping a hostile drone before it reaches the protected asset,” said Ariel Alon, CEO of ParaZero Technologies. “This follow-on order supports the integration of DefendAir into an operational system built around that requirement and demonstrates the role our Pod architecture can play in protecting sensitive sites where controlled interception effects are essential.”.

The follow-on order advances the use of DefendAir Pods within an autonomous operational application and reflects the growing requirement for physical Counter-UAS interception capabilities that can be incorporated into layered protection systems.

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry. Founded in 2014 by aviation professionals and drone industry veterans, ParaZero is a recognized leader in advanced drone technologies, supporting commercial, industrial, and governmental operations worldwide. The company’s product portfolio includes SafeAir, an autonomous parachute recovery system designed for aerial safety and regulatory compliance; DefendAir, a counter-UAS net-launching platform for protection against hostile drones in both battlefield and urban environments; and DropAir, a precision aerial delivery system. ParaZero’s mission is to redefine the boundaries of aerial operations with intelligent, mission-ready systems that enhance safety, scalability, and security. For more information, visit https://parazero.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Forward-looking statements contained in this press release include, but are not limited to, statements regarding ParaZero’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 26, 2026. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com